**NORTH POINT MERGERS AND ACQUISITIONS, INC.**

**FINANCIAL STATEMENTS AND**
**REPORT OF INDEPENDENT REGISTERED**
**PUBLIC ACCOUNTING FIRM**

**DECEMBER 31, 2025**

# TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

**Opinion on the Financial Statements**

We have audited the accompanying balance sheet of North Point Mergers and Acquisitions, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Mergers and Acquisitions, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements, Schedule I – Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Broker Dealers  Pursuant to Rule 15c3-3, (collectively the "supplemental schedules") are the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our responsibility is to express an opinion on North Point Mergers and Acquisitions, Inc.'s financial statements and supplemental schedules based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Mergers and Acquisitions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements and supplemental schedules, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and supplemental schedules. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of North Point Mergers and Acquisitions, Inc.'s financial statements:

1. Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission; and

2. Computation for Determination of the Reserve Requirements and  Information   Relating to Possession or Control Requirement for Broker Dealers  Pursuant to Rule 15c3-3.

The supplemental information is the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 and Rule 15c3-3. In our opinion, the Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission; and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Broker Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*JM & M*

We have served as North Point Mergers and Acquisitions, Inc.'s (successor entity) auditor from 2020-2024, North Point Advisors, Inc.'s (succeeding entity) auditor in 2019 and as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

Columbia, MD
February 27, 2026

# North Point Mergers and Acquisitions, Inc.
## Balance Sheet
## December 31, 2025

### ASSETS

**Assets**

| | |
|---|---:|
| Cash | $ 13,282,579 |
| Accounts receivable | 973,671 |
| Employee advances | 119,159 |
| Due from affiliates | 3,556 |
| Demand notes from related parties | 783,159 |
| Client reimbursable expenses | 485,146 |
| Prepaid expenses, deposits and other assets | 415,140 |
| Property and equipment, net | 1,197,569 |
| Right of use asset - operating leases | 9,119,589 |
| Deferred income tax asset | 771,500 |
| **Total Assets** | $ 27,151,068 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 985,553 |
| Accrued tax liability | 6,004,501 |
| Lease liability - operating leases | 11,243,903 |
| **Total Liabilities** | 18,233,957 |
| **Stockholder's Equity** | |
| Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares | 1,000 |
| Additional paid-in-capital | 27,999,000 |
| Retained earnings/(deficit) | (19,082,889) |
| **Total Stockholder's Equity** | 8,917,111 |
| **Total Liabilities and Stockholder's Equity** | $ 27,151,068 |

See accompanying notes.

# North Point Mergers and Acquisitions, Inc.
## Statement of Operations
## For the Year Ended December 31, 2025

| | | |
|---|---|---:|
| **Revenue** | | |
| Advisory fees | $ | 68,693,422 |
| Interest income | | 572,504 |
| **Total Revenue** | | 69,265,926 |
| | | |
| **Expenses** | | |
| Aircraft expenses | | 2,702,936 |
| Bad debt | | 11,379 |
| Recruiting | | 50,087 |
| Compensation and benefits | | 30,767,158 |
| Contributions | | 484,334 |
| Communication and information services | | 1,035,726 |
| Amortization and depreciation | | 243,688 |
| Fines and penalties | | 219,847 |
| Marketing | | 4,729,293 |
| Occupancy | | 2,220,568 |
| Office expenses | | 843,848 |
| Professional fees | | 670,392 |
| Regulatory fees | | 250,013 |
| Travel and entertainment | | 1,579,829 |
| Insurance | | 1,582,951 |
| Other expenses | | 716,530 |
| **Total Expenses** | | 48,108,579 |
| | | |
| **Net Income Before Other Income and Taxes** | | 21,157,347 |
| | | |
| **Other Income** | | |
| Employee retention tax credits | | 352,932 |
| Total Other Income | | 352,932 |
| | | |
| **Income Taxes** | | |
| Current taxes | | (5,862,275) |
| Total Income Taxes | | (5,862,275) |
| | | |
| **Net Income** | $ | 15,648,004 |

See accompanying notes.


**North Point Mergers and Acquisitions, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2025**


| | Common Stock | | Additional | Retained | |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Paid-in-Capital | Earnings (Deficit) | Total |
| **BALANCE,** December 31, 2024 | 1,000,000 | $ 1,000 | $ 27,999,000 | $ 38,924,262 | $ 66,924,262 |
| Distributions to Parent | - | - | - | (73,655,155) | (73,655,155) |
| Net Income | - | - | - | 15,648,004 | 15,648,004 |
| **BALANCE,** December 31, 2025 | 1,000,000 | $ 1,000 | $ 27,999,000 | $ (19,082,889) | $ 8,917,111 |


See accompanying notes.

5


# North Point Mergers and Acquisitions, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2025

**Cash Flows from Operating Activities**

| | |
|---|---:|
| Net income | $ 15,648,004 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred income tax | (63,500) |
| Amortization and depreciation | 243,688 |
| Amortization of operating lease, right-of-use, asset | 1,092,522 |
| (Increase) decrease in: | |
| Accounts receivable | (408,358) |
| Employee advances | 50,043 |
| Due from affiliates | 57,797,100 |
| Demand notes from related party | 606,284 |
| Client reimbursable expenses | (44,100) |
| Prepaid expenses, deposits and other assets | (216,564) |
| Accounts payable and accrued expenses | (128,159) |
| Accrued tax liability | 6,004,501 |
| Operating lease liability | (1,056,558) |
| **Net Cash Provided by Operating Activities** | 79,524,903 |

**Cash Flows from Investing Activities**

| | |
|---|---:|
| Purchases of property and equipment | (13,289) |
| **Net Cash Used in Investing Activities** | (13,289) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Distributions | (73,655,155) |
| **Net Cash Used for Financing Activities** | (73,655,155) |
| **Net increase in Cash** | 5,856,459 |
| **Cash,** beginning of year | 7,426,120 |
| **Cash,** end of Year | $ 13,282,579 |

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Mergers and Acquisitions, Inc., a Delaware Corporation (the "Company"), was formed on November 13, 2018. The Company is a wholly owned subsidiary of North Point Management, Group, LLC, a Delaware limited liability company (the "Parent"). The Parent is owned 50% each by David Trust dated December 1, 2020, and Heidi Trust dated November 12, 2020. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Public Company Accounting Oversight Board ("PCAOB").

Basis of Presentation

The accompanying financial statements are those of North Point Mergers and Acquisitions, Inc. and are not intended to be consolidated with its Parent.

Cash

The Company maintains its cash deposits in bank accounts with various financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2025, the Company had cash that exceeded the FDIC insured limit by approximately $13,032,579. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

Account Receivables

Accounts receivables are stated at the amount management expects to collect from account balances outstanding at year end. Annually, management determines if an allowance for expected credit losses is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2025, management has determined that $419,146 of receivables are collectible within one year or less and $554,525 of receivables are collectible in 2027 or thereafter. Management views the long-term receivable seller note as fully collectible; therefore, an allowance for expected credit losses has not been established.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** – continued

| Accounts Receivable: | |
|---|---|
| Short term receivables | $ 419,146 |
| Long term receivables | 554,525 |
| Total Accounts Receivable | $ 973,671 |

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the lease term or the life of the asset, whichever is shorter. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Total amortization and depreciation expense for the year ended December 31, 2025 was $243,688.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for expected credit losses for client reimbursable expenses is based on an assessment of how many clients' contractual agreements will successfully close. All client reimbursable expenses as of December 31, 2025, are considered fully collectible by management. Therefore, no allowance for expected credit losses has been recorded as of December 31, 2025.

Revenue Recognition

The Company's primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a client is acquired, an engagement letter is issued for the scope of the contract. Occasionally, the contract is entered into verbally. The fees for these contracts represent revenue earned for investment banking services provided to the Company's clients, which is recognized at the time the services are completed.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 –INCOME TAXES

Income Taxes

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 *Income Taxes,* which clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2025.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2025:

|  |  |  |
|---|---|---|
| Federal | $ | 4,824,204 |
| State |  | 1,237,971 |
|  |  | 6,062,175 |
| Deferred: |  |  |
| Federal |  | (131,700) |
| State |  | (68,200) |
|  |  | (199,900) |
| Total income tax expense | $ | 5,862,275 |

**NOTE 3 –INCOME TAXES** - continued

The Company's income tax filing may not be subject to audit by federal and state taxing authorities for years beginning before January 1, 2021.

Current income taxes (benefits) are based upon the year ending December 31, 2025's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of the Company's net deferred tax asset or liability as of December 31, 2025, are as follows:

Deferred tax assets (liabilities):

| | | |
|---|---|---|
| Depreciation | $ | (263,612) |
| Deferred rent | | 545,940 |
| State income tax, net of federal rate | | 259,707 |
| Marketing expenses | | 227,885 |
| Disallowed contributions | | 1,580 |
| Deferred tax assets | $ | 771,500 |

In assessing the valuation of the net deferred tax assets at December 31, 2025 management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

| | | |
|---|---|---|
| Expected tax at 21% | $ | 4,557,557 |
| State income tax expense, net of federal tax | | 765,242 |
| Non-deductible expenses | | 539,476 |
| Provision for income tax | $ | 5,862,275 |

As of December 31, 2025, the accrued tax liability of $6,004,501 estimates amounts due and was comprised of:

| | |
|---|---|
| Federal taxes | $4,874,601 |
| State taxes | 1,129,900 |
| | |
| Total accrued tax liability | $6,004,501 |

### NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. At December 31, 2025, the Company had net capital totaling $4,168,211 of which was $3,560,586 in excess of its required net capital balance of $607,625. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025, was 2.19 to 1.

### NOTE 5 – OPERATING LEASE AGREEMENTS

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. The Company's incremental borrowing rate is based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. Operating lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the operating lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right of use asset and operating lease liability, the Company elected to combine lease and non-lease components. The Company also elected not to recognize right-of-use assets and operating lease liability on short-term leases, defined as having initial terms of 12 months or less. The Company recognizes rent expense for all leases on a straight-line basis over the lease term.

The Company leases office space in San Francisco, CA through an operating lease agreement. which commenced on March 1, 2023 and expires January 31, 2034. The Company pays a monthly rental amount plus its pro rata share of property taxes, insurance, and common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%.

The Company leases office space in New York City, NY through an operating lease agreement which commenced on January 1, 2023 and expires on June 30, 2030. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%.

The Company leased office space in Houston, Texas through an operating lease agreement which commenced on March 1, 2023 and originally expired February 28, 2028. The Company paid a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses until lease was terminated. The Company's incremental borrowing rate for this lease was determined to be 6.8%. However, this lease was terminated on March 31, 2025 and no additional fees were associated with this termination.

**NOTE 5 – OPERATING LEASE AGREEMENTS**– continued

The Company leases office space in Chicago, Illinois through an operating lease agreement which commenced on January 1, 2024 and expires on June 29, 2028. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 3%.

As of December 31, 2025, the weighted average remaining lease term for the above operating leases is 8.47 years and the weighted average discount rate is 6.66%. Total lease expense for the year ended December 31, 2025, was $1,811,960. As of December 31, 2025, the current portion of lease liability is $1,178,555 and the non-current lease liability is $10,065,348.

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2025, is as follows:

| | San Francisco | New York | Chicago | Total |
|---|---|---|---|---|
| 2026 | 1,394,438 | 332,524 | 166,918 | 1,893,880 |
| 2027 | 1,436,271 | 332,524 | 171,091 | 1,939,885 |
| 2028 | 1,479,359 | 339,569 | 87,684 | 1,906,612 |
| 2029 | 1,523,740 | 346,614 | - | 1,870,354 |
| 2030 | 1,569,452 | 173,307 | - | 1,742,753 |
| Thereafter | 5,141,544 | - | - | 5,141,544 |
| Total | 12,544,804 | 1,524,538 | 425,693 | 14,495,035 |
| Less discount | (3,019,556) | (216,384) | (15,192) | (3,251,132) |
| Total Lease Liability | $ 9,525,248 | $1,308,154 | $410,501 | $11,243,903 |

**NOTE 6 – PROPERTY AND EQUIPMENT**

The following is a summary of property and equipment as of December 31, 2025:

| | |
|---|---|
| Office furnishing | $ 120,672 |
| Office equipment | 82,931 |
| Capitalized leasehold improvement | 1,411,625 |
| | 1,615,228 |
| Less: accumulated depreciation and amortization | (417,659) |
| Property and Equipment, Net | $ 1,197,569 |

Depreciation and amortization expense for the year ended December 31, 2025 totaled $243,688.

The Company's property and equipment include office furniture for SF, Chicago and NY offices as well as an improvement to office space in all 3 locations.

## NOTE 7 – RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2025, the total amount of aircraft-related expenses recorded in the statement of operations totaled $2,702,936. In 2025 the company moved from lending money to NPAV to paying for various expenses and entered into 12-month leases for vehicle and aircraft use. As of December 31, 2025, no amounts were due from NPAV.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2025, the amount due from NPIP totaled $3,556. The company pays expenses on NPIP's behalf from time to time, and these relatively small balances are paid back within 30 days.

As of December 31, 2025, no amounts were due from the Parent. In 2025, cash dividends totaling $21,000,000 and non-cash dividends totaling $52,655,155 were paid to the Parent and are included on the statement of changes in stockholder's equity. The non-cash dividends consisted of the transfer of balances due from NPAV and NPIP to the Parent. The short-term balance remaining was paid back on January 30, 2026.

Interest on the related party receivables NPIP and NPAV accrued annually at 1% on the outstanding balance and was distributed to parent company December 15, 2025. The distribution included $511,498 in interest for 2025 and $52,143,657 of principal.

In addition, there were employee advances totaling $119,159 that were due to the Company of which $79,241 was due from the Company's President as of December 31, 2025, for expenses paid by the Company on their behalf. All advances are expected to be paid back within one year.

As of December 31, 2025 the balance of outstanding loans made to employees was $783,159.

In 2023, the Company loaned $1,000,000 to an employee in the form of an interest free loan to be paid back by his distributions from NPIP. $406,284 was paid back in 2025. Based on anticipated cash flows, the Company is projecting that the loan will be fully paid off in 2026.

In 2024, the Company entered into an interest-bearing loan agreement with a current employee. As of December 31, 2025, the outstanding balance of this loan was $600,000 and the loan shall be forgiven in the amount of $200,000 per year together with accrued but unpaid interest. The current

**NOTE 7 – RELATED PARTY TRANSACTIONS** – continued

portion of this loan was $200,000 and the non-current portion was $400,000. The Company expects this loan to be paid off by June 1, 2028.

**NOTE 8 – RETIREMENT PLAN**

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company contributed $62,500 to the plan during the year ended December 31, 2025.

**NOTE 9 – SEGMENT REPORTING AND CONCENTRATION OF RISK**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For the year ended December 31, 2025, 4 customers, out of a total of 27 customers, accounted for approximately 56% of the Company's revenue.

**NOTE 10 – SUBSEQUENT EVENTS**

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 27, 2026, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further recognition or disclosure in the financial statements.

**SUPPLEMENTAL INFORMATION**

# North Point Mergers and Acquisitions, Inc.
## Schedule I
## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## As of December 31, 2025

**Net Capital**

| | | |
|---|---|---:|
| Stockholder's equity | $ | 8,917,111 |
| | | |
| Less: Non-allowable assets | | |
| Accounts receivable | | 973,671 |
| Employee advances | | 119,159 |
| Due from affiliates | | 3,556 |
| Demand notes from related parties | | 783,159 |
| Client reimbursable expenses | | 485,146 |
| Prepaid expenses, deposits and other assets | | 415,140 |
| Property and equipment, net | | 1,197,569 |
| Deferred income tax asset | | 771,500 |
| Total non-allowable assets | | 4,748,900 |
| Net capital | $ | 4,168,211 |
| Net minimum capital requirement of 6 2/3% of aggregate | | |
| indebtedness of $9,114,368 or $5,000, whichever is greater | $ | 607,625 |
| **Excess Net Capital** | $ | 3,560,586 |
| | | |
| Ratio of Aggregate Indebetdness to Net Capital | | 2.19 |

**There are no material differences between the above computations and the Company's corresponding amended and unaudited Form Focus Part II filing for the year December 31, 2025, filed February 20, 2026**

See Report of Independent Registered Public Accounting Firm.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
SCHEDULE II
DECEMBER 31, 2025

**Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the Year Ended December 31, 2025**

The Firm did not handle any customer cash or securities during the year ended December 31, 2025 and does not haveany customer accounts.

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions for the Year Ended December 31, 2025**

The Firm did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.

See report of independent registered public accounting firm

# JM&M

CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3**

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) North Point Mergers and Acquisitions, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan and development, strategic planning, market research and valuation.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers ("PAB Accounts", as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Mergers and Acquisitions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*JM & M*

Columbia, MD
February 27, 2026

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

COLUMBIA, MD     LARGO, MD     WASHINGTON, D.C.     ORLANDO, FL



580 California Street
Suite 2200
San Francisco, CA 94104

Tel: 415.358.3500

## Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3

North Point Mergers and Acquisitions, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)     The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan; and development, strategic planning, market research and valuation.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.

I, David Jacquin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____                          02/27/26
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David Jacquin, President                                 Date